SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 15, 2004



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                   -----------------------------------------

                              Piso 20, Las Condes
                    --------------------------------------

                                   Santiago
                        -------------------------------

                                     Chile
                          ---------------------------
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F
                                    ---          ---



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  Yes    No X
                                     ---   ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Notice of a material event pertaining to the decease of a Company's Director and to the renewal of the Company's share register;

2. Notice of a material event pertaining to the leave of absence of the Company's General Manager (from February 2, 2004 until February 6, 2004 and from February 17, 2004 until February 27, 2004) and the designation of the substitute for each of such periods;

3. Notice of a resolution to convene a Regular Shareholders Meeting to be held on April 13, 2004, at which a distribution of the final dividend for the 2003 Fiscal Year and the payment of dividends out of the retained earnings fund would be proposed; and

4. Notice of a resolution of the Board providing for the distribution of an interim dividend on account of income from the 2003 fiscal year as per authorization by the Regular Shareholders Meeting held on April 15, 2003.


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



                                MATERIAL EVENT


CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8

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The following Material Event is reported by Embotelladora Andina S.A.
("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

With grief we communicate that on April 11th 2004, the Director of Embotelladora Andina S.A., Mr. Jaime Said Demaria has deceased.

In today's Regular Shareholders Meeting ("Meeting"), Social Directory will be renewed; this will be informed to that entity in due time.

Santiago, April 13, 2004



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

                                MATERIAL EVENT


CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8

----------------------------------------------------------------------

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

From the 2 to the 6 of February 2004, and from the 17 to the 27 of February 2004, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company in order to take his legally allowed vacation. During his absence, the Board of Directors has agreed that the General Counsel Mr. Pedro Pellegrini Ripamonti will act as substitute General Manager during the first period, and current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during the second period.


Santiago, January 30, 2004


Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

                                MATERIAL EVENT


CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8

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The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved, among other matters, at a special meeting of the
Company:

I. To convene a Regular Shareholders Meeting ("Meeting") for 10:00 a.m. on April 13, 2004 in the Company's offices located at Av. Carlos Valdovinos 560, Borough of San Joaquin.

II.   To propose the payment of the following dividends to the Meeting:

1.    Final Dividend for the 2003 Fiscal Year

a)    CH$4.80 (four pesos and 80/100) per Series A share; and

b)    CH$5.28 (five pesos and 28/100) per Series B share.

If approved by the Meeting, these dividends will be paid beginning April 29, 2004. The Shareholders Registry will close for payment of this dividend on April 23, 2004.

2. Dividends out of the retained earnings fund in the amount of CH$31,931,530,764.-

If the motion is passed, the proposed dividend would total CH$40.00 (forty pesos) per Series A share and CH$44.00 (fortyfour pesos) per Series B share, and it would be payable beginning May 13, 2004. The Shareholders Registry will close for payment of this dividend on May 7, 2004.

Santiago, February 25, 2004



Pedro Pellegrini Ripamonti
Corporate Legal Manager

                                MATERIAL EVENT


CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8


----------------------------------------------------------------------------


The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:


                           INTERIM DIVIDEND NO. 139.

As authorized by the Regular Shareholders Meeting held April 15th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 139:

  a) $4.80 (four pesos and eighty cents) per Series A share; and

  b) $5.28 (five pesos and twenty-eight cents) per Series B share.


This dividend will be paid on account of income from the 2003 fiscal year and will be available to shareholders beginning January 29, 2004. The Shareholders Registry will close on January 23, 2004 for payment of this dividend.

Santiago, December 23, 2003.








Pedro Pellegrini Ripamonti
General Counsel
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                             EMBOTELLADORA ANDINA S.A.


                                             By: /s/ Osvaldo Garay
                                                -------------------------
                                                Osvaldo Garay
                                                Chief Financial Officer


Dated:  April 15, 2004





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